Management Presentation



travelmate
robotics™



Jun 2018

info@travelmaterobotics.com

Table of contents





Overview



Travelmate Robotics has created **the world's first multi purpose robot.** It is an autonomous robot suitcase that follows you wherever you go. You don't need any accessories or Wi-Fi connections. Travelmate connects to your phone and follows you. It's as simple as that.

We have developed proprietary algorithms and a system of artificial intelligence for Travelmate. This makes Travelmate the first ever robot that's able to follow you without the use of camera vision or expensive tracking technology.

It is the first and only robot suitcase that has been mass produced. It is also the only robot suitcase that has been approved by all airlines. It is likewise fully compliant with TSA and FAA guidelines.

 

Other robotics firms have tried to implement movement systems similar to ours, but they have been thus far unsuccessful.

Their attempts have also cost at least 15-20 thousand USD per unit. The retail price for a Travelmate robot is 1099 USD, which is less than the cost for a Tumi or Rimowa bag.

Even at that low price point, we have a considerable margin that is outlined in the presentation below. We have created a new industry with robot luggage and to put a conservative estimate on this potential market, it is realistic to see at least **10,000,000 robot luggage units sold per year.**





Since we are the first on the market and because our brand presence is extremely strong (we've gotten press coverage in every major language with thousands of articles published), we are uniquely positioned to retain dominant market share in robot luggage.



Furthermore, since Travelmate is the first practical application for consumer robotics, we are set to expand into that market as well. Our product crosses over nicely into general robotics, because of its multi-purpose nature and potential for expanded capabilities.

Here is an outline for the Travelmate Robot's main features that are currently implemented:

- Autonomous movement without the need for additional accessories.

- An **autonomous system of obstacle detection and avoidance**. Meaning that if someone else walks in front of the suitcase, then it will stop or maneuver around the obstacle. Currently, this type of advanced obstacle detection is only available on cars like the Tesla S Model or on bleeding edge robotics.

- Powerful motors that can handle an additional **40 kilograms** of weight.

- An easily removable power bank that is under **100 WH and under 10,000 MAH**. Meaning that it conforms to event the most stringent standards worldwide. This power bank is compliant with **TSA and FAA** regulations. It is approved by the **IATA** as well.

- **Autonomous compensation** for reduced or increased friction resulting from different terrain surfaces. This means that Travelmate will work harder to achieve the same speeds on higher friction surfaces like carpet or outdoor terrain. This is an understated feature, but one that is incredibly important.

- A proprietary **artificial intelligence** system of calculating the distance between you and the robot. This system also calculates the speed that you are traveling at and mirrors it in order to catch up to you or maintain your speed.



ERGONOMIC HANDLE

2 USB PORTS

MIC

LED

CARRYING HANDLE

MAGNETIC LOCK

DIRECTION INDICATORS

TRAVELMATE ROBOTICS



- A built in **dynamic voice response** system that is predicated on preset situations. Things like obstacle detection, powering on, pairing and more illicit a voice response from the robot. This functionality will be further expanded. This functionality is especially useful for people with disabilities and can be turned off easily through the application.

- Over **17 million different color variations** for the built in LED lights – these lights can be changed to any color or pattern through the Travelmate Robotics smartphone app.

- A **top speed of up to 12.5 km/h or 6.75 mph**. When in autonomous mode, the robot is capped at 5 km/h, but users can change the top speed of the robots in the Travelmate Robotics smartphone application.

- Travelmate has built in **anti-theft measures**, which make it the safest luggage available. You can always see where your Travelmate is through our smartphone application. Likewise, you can activate an alarm on your suitcase to help you locate it or to help thwart potential theft.

- Travelmate robots last for **4 hours in continuous autonomous use**. When in standby mode, a single charge can last for at least a couple of days. For comparison, a top of the line 1,500 USD retail DJI Phantom 4 drone lasts for only 30 minutes of continuous use.



Travelmate can move vertically and horizontally



These are additional features that every Travelmate robot currently has:

- Travelmate can move **vertically** and **horizontally**, which allows for unparalleled ease of movement.

- In addition to the autonomous **Follow Me mode**, your Travelmate robot can be controlled via joystick through the Travelmate smartphone application. You can of course also use your Travelmate like a normal suitcase. Our unique motors allow the wheels to **move freely** when not in autonomous use, so as to provide you with the most amount of flexibility in how you want to travel.

- Travelmate has a built in **scale**, so that you know exactly how much stuff you are carrying. It also has a proprietary smart handle, which is unlike anything else. It has **indents to hold clothes hangers** and even a place where you can **mount any camera**. This can turn your Travelmate into a portable and handy tripod!

- Our innovation does not stop at robotics; we have completely reinvented suitcase design as well and made our robot fully **customizable**. Even the interior lining of the suitcase has a zipper all around it, which will allow you to swap out for a different type of interior fabric/lining. If you want something more fancy, like leather or suede, then you can easily do that. In addition, the wheels for the Travelmate are also **replaceable**. People can put on different wheels for different types of environments.







- Even the wheel caps are replaceable for Travelmate. This gives us an opportunity to sell useful accessories to the buyer. People will want to have a custom robot and perhaps a few extra power banks. All of which we will be selling. The potential revenue from these accessory sales is very substantial. Especially because these accessories have a very **high profit margin** and provide tangible added utility for the user.

- Travelmate has a **smart Bluetooth lock**. You can use the Travelmate smartphone application to lock or unlock your Travelmate. This lock is TSA approved and can be opened manually as well.

- Each Travelmate unit has a unique serial number. In addition, when you are pairing your robot for the first time with the Travelmate Robotics smartphone application, your Travelmate will tell you a unique code that you will input into the application. From then on, whenever you start up the application on your smartphone, it will **automatically pair to your Travelmate** if it is on.

- Travelmate is **water resistant** so that rain or spills do not affect the electronics. Every unit also has 2 internal plastic shells that help to protect the electronics and mechanical components from water damage and fall damage.

- The power bank has an included silicon cover for the USB ports to prevent water from entering the power bank. The **power bank is easily removable** from the top of the robot. You don't even have to open the suitcase to remove the battery. You can also **charge your electronic devices** with the same battery. This removable power bank design means that you can charge it separately from the Travelmate and put in another power bank if the power runs low.



It has indents to hold clothes hangers and even a place where you can mount any camera.

Here is future functionality that we have developed or are in the process of developing. We plan on implementing these additional features into all Travelmate units within a year:

- A **built in voice assistant**. The software for this feature has already been developed and it will allow the user to communicate with their Travelmate robot. Think of it like a portable Alexa that's with you on the go. For first generation Travelmates, people can buy a separate accessory that will enable this feature. This feature will be built in from the get go for future iterations of Travelmate.

- You will be **able to ask** your Travelmate to make hotel reservations, book tickets for you, find out about places to go, help you plan your trip and much more.

- The Travelmate application will have a **concierge service** that will double as customer service for users. This feature's release is still TBD.

- Travelmate will have **a home security feature** in the future. You will be able to leave your Travelmate at home and if it senses that there is someone inside the house then it will alert you through the Travelmate smartphone application.

- You'll also be able to **play games** with your Travelmate. Things like chess, checkers and more.



About Our
Company

travelmate
robotics™



Our team consists of 26 key team members. In addition, we have independent contractors and we carefully manage each factory that we work with. We personally oversee the manufacturing process and have introduced strict proprietary quality control measures.

The majority of our team consists of robotics engineers, mechanical engineers, software developers, hardware developers, manufacturing engineers, and key hardware specialists.



Our Strengths and
Our Experience



Our team leadership has extensive experience in robotics and we have worked in the robotics industry for 7 years. We all come from a robotics background and that is very evident when you look at the design of Travelmate robots. They look unlike any other type of luggage and that lends itself to a high level of product recognition. There is no mistaking a Travelmate for something else and people will want one as soon as they see them riding around airports. This product basically markets itself continuously through its users.



We have plenty of experience in software development and website development. We've developed a proprietary artificial intelligence system for movement. In addition, we are experienced in dealing with media and press in general. This is evident when you look at the amount of positive news coverage that we continue to receive on a daily basis, despite first announcing this product over 2 years ago.

Team   26 professionals
Experience   7 years
Media   2,000 publications



Travelmate Robotics Financial
History and Outlook

Travelmate Robotics has been in existence for 3 years now. In that time, we have mounted a successful crowdfunding campaign that has raised more than 800,000 USD. In addition, we have raised 110,000 USD in direct sales off of our website. We have distributors in over 100 countries – their combined interest to order amounts to roughly 1,000,000 units.

Crowdfunding	$800,000
Website pre-orders	$110,000
Distributor pre-orders	$210,000




Our current pricing for Travelmate robot units:

Retail: 1,099 USD. This is roughly the same price as a flagship smartphone and is cheaper than most normal luggage. For comparison, Tumi and Rimowa retail for 1,500 USD and their suitcase doesn't follow you.

Current wholesale pricing: 599 USD. Distributors must order at least one container in order to receive this pricing.

Manufacturing Price: Currently, 354 USD is the cost to manufacture a Travelmate unit. We are in the process of further reducing the price of each unit. However, we do not ever want to sacrifice quality.

Company history	3 years	Retail	$1099
Distributors	100 countries	Wholesale Pricing	$599
Demand	1,000,000 units	Manufacturing Price	$354



Creating and Capitalizing on a New Market



A completely new market is emerging and we have spearheaded the creation of it. If you look at the first smartphones, no one saw them coming and many questioned the long term viability of it. When the first IPhone was announced, Verizon even refused to carry it because they didn't think that there was enough demand for it.

Now though, smartphones are an everyday part of people's lifestyle. Everyone uses a smartphone and they can't even imagine being without one. We are going to do the same thing with consumer robotics. Travelmate is going to become a robot assistant that is a part of people's everyday modern lifestyle.



Pioneering a New Industry



Consumer robotics is in its infancy right now. Its applications have been limited and most real advances in robotics have been limited to industrial robotics. There has also been great progress in prototype robotics made ostensibly for academic purposes; but the cost of these robots is absolutely prohibitive and they remain impractical for everyday situations.

In terms of mass produced robotics, we see that the industry is even more limited. There have been some robot toys but nothing has really disrupted the market or changed the way people go about their daily lives. Perhaps the most interesting recent consumer robot is the robot vacuum. That too is incredibly limited and has no real artificial intelligence or dynamic movement implemented.

With Travelmate, we are creating a new industry with robotic suitcases. We're not just innovating with an interesting new type of luggage. Instead, we are creating the first ever multi purpose robot platform that is mass produced.

It is akin to the Ford Model T of the R2D2 robot from Star Wars. Though in some ways, our robot is already more practical than R2D2. We have fitted all of the electronic, mechanical and plastic components of the robot into 5% of the total volume of Travelmate. This means that 95% of the robot is free space. For the average user, when they open the robot suitcase, there is no meaningful difference in space between it and a normal suitcase.



Manufacturing Process





What many start ups fail to realize is that the hardest part is not the development of a prototype unit. It is actually the transitioning into and management of the mass production process. This is especially true for robotics.

There is a reason for why no other big suitcase company has even attempted to do what we are doing. It's because they simply can't do it and they don't have the manufacturing know how to do it. This problem is also evident in the general robotics industry. Most robots are still not mass produced because of the level of sophistication that is required to make them.

We've been able to accomplish the transition into mass manufacturing partly because of our past experience in robotics and partly because of our experience in mass manufacturing. There are currently 12 factories that work on various Travelmate components. Three of which also do various stages of assembly for the product. In total, there are more than 80 components for Travelmate and more than 50 suppliers.

As you can imagine, this was an immense task to accomplish and it took us almost two years to do so. This clearly sets us apart from other start ups and most other new tech companies, in that we have a solid manufacturing base that we can use to expand in order to meet demand.

Here is a link to two short videos that showcase some of the manufacturing and assembly process for Travelmate robots:

https://youtu.be/L0tOuFPoZs0
https://youtu.be/MMmydvmED9c




Reasons for Needed Investment

Our company has been completely self financed for almost three years now. There are a number of factors that are contributing to our current need for investment into our company.

Namely, in order to expand our manufacturing capabilities further and prevent bottlenecks in our supply chain, we need to invest in equipment and long lead time inventory. Our robot has 82 components and 12 factories who each have their own supply chain.

In order for us to fulfill the immense demand that we are facing and secure dominant market share in the new consumer robotics industry, we need to invest in manufacturing equipment and this requires additional outside funding.



Another major factor that requires outside investment is the uncertain situation with new tariffs being likely to be implemented for products that have final assembly in China, and then are imported into the United States. These proposed tariffs would be an additional 25% tax against robotics technology.

If these tariffs are implemented, it would hurt our profit margins considerably. To mitigate these factors, we want to set up a final assembly plant in the United States. Doing this would exempt us from these tariffs and provide us with better logistics in the United States, which is one of our main markets. Setting up this final assembly plant will require outside investment.

In order to save on costs, we will utilize our existing supply chain in China and continue to do preliminary assembly in China. We will continue to do final assembly of Travelmate Robots that are not intended for the U.S. Market.

Awards, Presentations and Accolades



Travelmate won first place at the Innovation Awards hosted by the International Travel Goods Show!





Travelmate Robotics has won numerous awards and has been featured worldwide in conventions, presentations and in museums. Our product is so innovative, that it has even been praised by numerous government organizations.

Travelmate Robotics won overall first place at the 2018 Travel Goods Innovation Awards. This was for the Travel Goods Show, which is the largest convention for the Travel industry. We beat many industry heavyweights to get this award – this includes companies like Samsonite, Coach, Delsey, Tumi, Louis Vuitton, Rimowa and more.

In France, the Ministry of Culture and the Ministry of Innovation invited us to showcase our robot at the Cité des Sciences et de l'Industrie. This is the largest science and technology museum in France.

We were the biggest highlight at CES Las Vegas in 2018. Many articles came out to that affect, saying that this year, we were the biggest standout.

The government of Barcelona and the Tourism minister of Catalonia invited us to do a presentation in collaboration with Eurocat (a non-profit organization). You can see that presentation over on our youtube channel: https://youtu.be/f9YhTG8l_MI

We did further presentations in South Korea, Japan, Italy and the United States.















Airline Regulations and Safety Guidelines

 **Federal Aviation Administration**

 **Transportation Security Administration**



Travelmate is the only robot suitcase that is approved for use on all airlines. The IATA, which is the regulatory body that handles all regulation for more than 293 airlines, has expressly approved Travelmate for use as carry on or as checked in luggage.

You may have heard of the ban on smart luggage that has been introduced recently. The IATA is the organization that put this ban into place, and rightly so. It is because smart luggage companies did not have removable batteries and did not conform to the regulations set forth by the airline industry.

We are in no way affected by this and the IATA is even creating a new logo specifically for our robot luggage, so that airport security doesn't think it's smart luggage. Though, our design is so fundamentally different from any other luggage, that most airport staff already know what it is.



Partnership with Movie Studios



Travelmate is a very unique product and its mobility lends itself very well to movie productions. Travelmate is the living embodiment of science fiction robots, so it's perfect for sci-fi and fantasy movies. We are currently working with a few movie studios to tie in our Travelmate robot into their films. If you would like to know the specific names of the films that we are working on, then just let us know so that we can send you a non-disclosure agreement. After that is signed, we can disclose that information to you.

Firstly, we are making a sci-fi inspired color scheme for our Travelmate robot to coincide with the release of a movie being made by 20th Century Fox. The design for this robot will be the same as a normal Travelmate, but the color scheme will be unique. The success of this tie in will mean that we can also incorporate our robot into future films made by an incredibly famous and acclaimed Director.

The second film studio project that we are working on is even bigger. It is for a very famous and long running fantasy film series. For them, we are developing a new briefcase design that can follow a custom accessory in addition to your smartphone.

We are in some preliminary discussions with Disney studios to incorporate our technology into their films, in a way that's similar to what they did with Sphero for BB-8 in Star Wars. In fact, we actually filmed a video with a Travelmate and the actual BB-8 that is used for the new Star Wars films: https://youtu.be/UxHwc3QhKXY

We are working with other smaller independent films which will introduce Travelmate to a wider audience and give us even more brand recognition.



Patent Portfolio

It is of paramount importance to do everything possible to protect the IP rights for any type of new technology.

We currently have an approved non provisional application for a robotic suitcase in the United States. This is incredibly important and this patent is approved, not pending.

In addition, we have a PCT patent application that covers 154 countries.

We have filed another non provisional patent in the United States that expands on the additional proprietary developments concerning Travelmate robots.





We have Trademarks for Travelmate Robotics in the United States and all countries that follow the Madrid protocol on Trademarks. We also have Trademarks for Travelmate Robotics in Japan, South Korea and Thailand, which are countries that are not part of the Madrid protocol.

This portfolio of patents and trademarks substantially raises the value of our company. If any other company would like to use our technology for robotic luggage, they will have to license the technology from us. This opens up an additional lucrative long term business model that requires no additional investment, as we have already bored the costs associated with protecting our proprietary technology.



Press About us and
Brand Recognition



Thousands of articles have been published in every major language about us. We've compiled a list of a couple of thousand articles about Travelmate, but there are many more that we have yet to index: https://travelmaterobotics.com/pressaboutus/

We have great social media presence as well, with over 200,000 followers on Facebook and millions of views on our official YouTube channel. In total, Travelmate videos (when including videos made by press) have been viewed more than 100 million times!

This, combined with the unique design and nature of our robot, means that we have great brand recognition. This type of coverage is almost unheard of for a small start up



Our team is uniquely experienced in getting viral news coverage, which means that we do not have to pay for advertising. If you were to pay for the amount of media coverage that we have gotten, then you would need a budget of more than 100 million dollars. And in fact, many companies do spend that amount of money and get worse results.

This is an extremely important part of our company as we know how to get media coverage.

Our website has also been approved on the Baidu search engine, which is the main search engine that Chinese users utilize. Most western websites are blocked in Mainland China, but because of our outreach, our website is visible and working in Mainland China.



Company History





2015: Most of us at the time worked on robotics and software development. We started looking at ways to expand the usefulness of robotics. In science fiction, you see android robots that assist humans and in some cases, also overthrow them...

Aiming to avoid that possible scenario and also aiming to make something more practical, we decided that legs were a no go for affordable robotics. An android is simply too complex, expensive and uses way to much energy to be efficient. And so we started forming a team with the goal of making an all purpose robot platform.



2016: Travelmate Robotics Inc was officially founded in early 2016 with the goal of creating an affordable multi purpose robot for consumers. We started early prototyping soon afterwards and experimented with different ideas. All of us love to travel and we realized that combining a suitcase and a robot would be the perfect way to introduce consumers to robotics.

We wanted to make something that looked utterly unique and futuristic. We thought that it would be helpful for users to see if their Travelmate was turning and so the first idea for LED lights was born. While LED technology is prevalent now, it has never been applied to suitcases before.

We developed more prototypes with the goal of decreasing the weight to an eventual 4kg for the mass production S model Travelmate. This proved to be a complicated task as it was also necessary to insure that all of the components are not put under too much stress and that they were all secured properly.

During this time, duct tape became an invaluable resource for our engineers as reworks were done and then properly tested. Eventually, duct tape was phased out of future prototypes.

2017: We officially announced the Travelmate Robot project. Soon afterwards we launched an indiegogo crowdfunding campaign. We launched an intense marketing effort and managed to get immense coverage whilst not spending any money on traditional marketing. Thousands of articles and videos were published about Travelmate, with some videos getting millions of views. One video in particular gained an astonishing 40 million views. Here is the link to it: https://www.facebook.com/travelmaterobot/posts/262788030794197

We ended up raising over 800,000 US dollars on indiegogo from people who were willing to support the long term development of our project.





After the active crowdfunding phase of our project ended, we focused on finalizing prototyping. We made some major redesigns that improved movement and ease of use. We actively developed the software and AI for Travelmate's movement system.

We pioneered proprietary technology for the autonomous follow me system. This allowed us to accomplish autonomous movement and following of the user at a very low price point. We used new technology to make a new type of autonomous movement system that robotics experts previously thought was impossible.

Once we finalized our prototype and functionality, we started the long transition into mass manufacturing. Along the way, we also picked up more specialists in mass manufacturing and incorporated them into our team.

We started forming our supply chain as well as selecting our assembly plants. There were many offers, but not many manufacturers who were qualified and flexible. Along the way, we made minor adjustments to streamline parts for mass production. During this time, we also started work on the tooling equipment that is necessary for mass manufacturing.

At the end of this process, we had 12 different factories with a total of more than 50 suppliers. We managed to organize this whole supply chain internally.





2018: At the beginning of this year, we started work on long lead time inventory and manufacturing of parts.

Later, we started manufacturing the external shells and sourcing the suitcase components. From there, we started mass manufacturing of the PCBA components and mechanical components.

Now: We have now further streamlined the assembly process and have started full assembly of units. We ran into an issue with the quality of the supplier of our power banks and so we decided to switch to another power bank supplier with better quality standards. With this new power bank supplier, we are waiting on certification of the power bank and plan to start shipping units in June. The batteries are already certified since they are LG power cells, but the power bank needs to be certified as well by the FCC, CE and PSE commissions as a formality.


Previous Robotics Experience



Before Travelmate, most of our team worked on commercial robotics. Many of our team members specialized in complex security robots that are priced at 15-20 thousand dollars. These robots are still on the market and are being sold for a variety of different uses.



Current and Future Projects
at Travelmate Robotics



We plan to iterate with future versions of Travelmate on a yearly basis. Similar to how new flagship smartphones are introduced. We're also planning on introducing more accessories and covers for Travelmate.

On a long term basis, we are constantly improving and expanding the software functionality for Travelmate robots. People can update their Travelmates through the included smartphone application. We are planning on implementing an update wherein users who opt in, can have their Travelmate's usage patterns recorded and sent to us. From there, a machine learning algorithm can sort that data on a massive scale to further improve the robot's autonomous functionality.

We are working on a few other consumer robotics projects that will be hitting the market within the next three years. Most of the details for these projects is under wraps and is confidential, so because of that, we are limited in what we can describe. In general, two interesting new projects that we are developing are an autonomous golf trolley and a fully modular universal robotic platform with applications for the medical industry.

The key to continued success for our company is to create our own competition, instead of waiting for it to appear. This means that we have to innovate. This philosophy allows us to get ahead of other companies and it is one of the main reasons that we, as a small start up company, have been able to get so far ahead and create something so futuristic.





Contact Us

info@travelmaterobotics.com